Law Zebras, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Law Zebras, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 6, 2022

Vincenzo Mongio

Law Zebras, Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	67,198	59,754
Related Party - Loan Receivable	22,345	21,669
Total Current Assets	89,543	81,424
TOTAL ASSETS	**89,543**	**81,424**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Convertible Notes	100,010	100,010
Convertible Notes Accrued Interest	21,002	14,001
Related Party Payable	3,500	-
Total Current Liabilities	124,512	114,011
Long-term Liabilities		
Future Equity Obligation	50,000	50,000
Notes Payable	59,817	21,000
Notes Payable Accrued Interest	3,384	1,291
Total Long-Term Liabilities	113,201	72,291
TOTAL LIABILITIES	237,713	186,302
EQUITY		
Accumulated Deficit	(148,170)	(104,878)
Total Equity	(148,170)	(104,878)
TOTAL LIABILITIES AND EQUITY	**89,543**	**81,424**

Law Zebras, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	25	1,302
Professional	11,243	1,500
General and Administrative	11,791	6,519
Consulting	1,530	61,950
Startup Costs	-	(20,321)
Rent Expense	9,039	2,138
Travel Expense	73	464
Other Expense	46	128
Total Operating Expenses	33,748	53,678
Operating Income (loss)	(33,748)	(53,678)
Other Income		
Loan Forgiveness	-	29,000
Total Other Income	-	29,000
Other Expense		
Interest Expense	9,094	15,292
Other	450	2,497
Total Other Expense	9,544	17,789
Net Income (loss)	(43,292)	(42,468)

Law Zebras, Inc.
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(43,292)	(42,468)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest Payable	9,094	15,292
Related Party - Loan Receivable	(676)	(15,294)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,418	(2)
Net Cash provided by (used in) Operating Activities	(34,873)	(42,470)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Other		
Debt Issuances	42,317	21,000
Future Equity Obligations	-	25,000
Net Cash provided by (used in) Financing Activities	42,317	46,000
Cash at the beginning of period	59,754	56,224
Net Cash increase (decrease) for period	7,444	3,530
Cash at end of period	67,198	59,754

Law Zebras, Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/20	9,970,000	-	-	(62,411)	(62,411)
Issuance of Common Stock	30,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(42,468)	(42,468)
Ending Balance 12/31/2020	10,000,000	-	-	(104,879)	(104,879)
Issuance of Common Stock	100,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(43,292)	(43,292)
Ending Balance 12/31/2021	10,100,000	-	-	(148,170)	(148,170)

Law Zebras, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Law Zebras Inc. was formed in Delaware on June 19th, 2019. The Company has built the Vikktoria mobile legal platform to earn revenue primarily from a freemium SAAS subscription model from lawyers using the legal marketplace while interacting with consumers. Future revenue will also be from advertising in the newsfeed segment of the marketplace that will materialize as the marketplace attracts more users. The Company's headquarters is in Long Beach, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of Law Zebras Inc. common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, January 1, 2020	3,923,333	$	-
Granted	30,000	$	-
Vested	(1,738,333)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2020	2,215,000	$	-
Granted	200,000	$	-
Vested	(1,603,333)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	811,667	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company advanced funds to one of its founders and established a receivable for those funds to be paid back in the short-term. The amount of loans receivable as of December 31, 2021, and 2020 was $22,345 and $21,669, respectively. The receivable is offset by a payable of $3,500 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into one convertible note agreement in the amount of $100,010 for the purpose of funding operations. The interest on the note is 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in October 2021. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event. The Company accrued interest of $15,500 as of December 31, 2021, related to this note. The holder of the note has agreed tentatively to extend the maturity date of the note due to interruption in company's operations caused by COVID pandemic.

SBA EIDL Loan - In 2020, the Company entered into a loan agreement with the SBA for COVID related EIDL loan program for $ 21,000 with an interest rate of 3.75% and maturity date of 2050. The loan is unsecured. Monthly payments of $103 are required. The principal balance of the loan (excluding accrued interest) was $21,000 as of December 31, 2021, and 2020, respectively.

PPP Loan. The Company's PPP loan was forgiven in full in January 2022.

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021				For the Year Ended December 2020			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	100,010	7%	2021	100,010	-	100,010	21,002	-	100,010	100,010	14,001
SBA EIDL	21,000	3.75%	2050	-	21,000	21,000	3,384	-	21,000	21,000	1,291
PPP Loan	38,817	3.50%	Forgiven	38,817	-	38,817	-	-	-	-	-
Total				138,827	21,000	159,827	24,386	-	121,010	121,010	15,292

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, and 2020, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7 Million.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	100,010
2023	3,500
2024	-
2025	-
2026	-
Thereafter	21,000

NOTE 6 – EQUITY

The Company has authorized 12,000,000 of common shares with a par value of $0.00001 per share. 10,100,000 shares were issued and outstanding as of 2020 and 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 6, 2022, the date these financial statements were available to be issued.

Lease – The Company entered a 24-month operating lease beginning in March of 2022 and expiring in March of 2024 with monthly payments of $1,150. The lease is non-cancellable.

In February of 2022, the Company entered into a SAFE agreement with a third party for $25,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7 Million.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and experienced negative cash flows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.